

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2013

Via E-mail
Mr. Patrick J. Pedonti
Chief Financial Officer
SS&C Technologies Holdings, Inc.
80 Lamberton Road
Windsor, Connecticut 06095

> **Re:  SS&C Technologies Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 001-34675**

Dear Mr. Pedonti:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Long-lived Assets, Intangible Assets and Goodwill, page 44

1.  We note you state that historically you have tested the recoverability of goodwill based on your reporting unit structure. We further note your disclosures on page F-9 where you indicate that the first step of the impairment analysis, which is based on your reporting unit structure, indicated that the fair value exceeded the carrying value by more than 25% at December 31, 2012. Please tell us how many reporting units you have and describe further for us your reporting unit structure. To the extent that you have more than one

reporting unit, please provide us with a breakdown of goodwill by reporting unit.  In addition, tell us the percentage by which the fair value exceeded the carrying value at December 31, 2012 for each reporting unit and whether you considered disclosing the range of such percentages, as applicable.

Notes to Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies

Basic and Diluted Earnings per Share, page F-12

2.      We note that you have two classes of common stock outstanding.  Based on your response to comment 3 in your  letter dated July 31, 2012, we further note that earnings per share is identical under the two-class method for your Class A common shares and your common stock.  Please consider disclosing this fact in your future filings, beginning with your next Form 10-Q.

Note 14.  Commitments and Contingencies, page F-27

3.      We note your disclosures regarding the Fairfield Greenwich-Related and Millennium Actions.   If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred for these matters, in your next periodic filing, please either disclose an estimate of the additional loss or range of loss (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) or state that such an estimate cannot be made.  We refer you to ASC 450-20-50.  Please provide the revised disclosures that you intend to include in your next filing.


        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Staff Accountant at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters.  If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/  Kathleen Collins

Kathleen Collins
Accounting Branch Chief